Form C

Cover Page

Name of issuer:

NightWise, LLC

Legal status of issuer:

> Form: Limited Liability Company
>
> Jurisdiction of Incorporation/Organization: GA
>
> Date of organization: 1/19/2011

Physical address of issuer:

1100 Peachtree St., NE
Ste. 200
Atlanta GA 30309

Website of issuer:

https://www.nightwise.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Series CF Membership Units

Target number of securities to be offered:

10,101

Price:

$5.820000

Method for determining price:

Dividing pre-money valuation $10,000,000 by number of units outstanding at the start of the round on fully diluted basis provides the non-discounted price of $5.82. Some investors will receive a price of $4.95, as described in Section 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$600,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$657,342.00	$619,308.00
Cash & Cash Equivalents:	$34,769.00	$7,864.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$3,001,763.00	$856,793.00
Non-Current Liabilities:	$937,962.00	$2,345,370.00
Revenues/Sales:	$68,681.00	$94,047.00
Cost of Goods Sold:	$31,186.00	$51,591.00
Taxes Paid:	$0.00	$0.00
Net Income:	($673,856.00)	($641,125.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

NightWise, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Daniel E. Rinaldi	President, NightWise, LLC	NightWise, LLC	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ed Klein	Chief Marketing Officer	2016
Daniel E. Rinaldi	CEO	2011
Steve Gross	Chief Financial Officer	2018
Scott Forsberg	Chief Innovation Officer	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Daniel E. Rinaldi	1016072.0 LLC membership interest units (common)	69.03

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is a relatively new business with limited prior operating experience and very limited revenues. Danny Rinaldi, the Managing Member, will manage and control the Company and its operations. Mr. Rinaldi has no prior experience managing any other company of this type. Other than in the context of the Company, Mr. Rinaldi does not have any experience in raising funds from investors. The financial success of the Company and its ability to pay distributions or return any investment to the purchasers of Units, will be dependent upon the soundness of the Company's business concept and the ability of the Managing Member to successfully and profitably execute that concept, including its ability to hire qualified personnel to perform the functions for which Mr. Rinaldi has little significant experience other than in the context of this Company. There can be no assurance that can be accomplished.

The Company has developed for retail marketing a timed-release nutraceutical consumer. sleep aid product. There is no proven demand for such a product and no proven method for developing and marketing it. The Management of the Company believes it has the ability and contacts to enable it to design, develop and market the product, but Management has no experience or track record in such endeavors with this product. There can be no assurance that either this concept or its execution will lead to profitable operations or to sufficient cash flow to pay distributions or return principal to Investors.

There can be no assurance that the operations of the Company will generate sufficient funds to allow the Company to pay any returns to any Members, including a return of the Members' investments. In this connection, a prospective investor in Units should understand that there is no security for the investment and any payments from the Company are not guaranteed by any person or entity.

The Company faces competition with respect to any products that it may seek to develop or commercialize. The Company's competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources than it has and superior expertise in research and development and marketing approved products and thus may be better equipped than the Company to develop and commercialize products. These competitors also will be competing with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect the Company's competitive position, the likelihood that the Company's products will achieve initial market acceptance and the Company's ability to generate meaningful additional revenues from its products.

Some of the Company's support vendors, including product manufacturing, packaging and delivery, represent its sole source of supply. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the services it needs in a timely manner, at the Company's specifications and at reasonable prices, the Company's ability to provide some products might be materially adversely affected, or the need to procure or develop alternative sources of the affected services might delay the Company's ability to serve its customers. These events could materially and adversely affect the Company's ability to retain and attract customers, and have a material negative impact on its operations, business, financial results and financial condition.

A substantial portion of the Company's revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which it operates may adversely impact the Company's consolidated financial results. Because such declines in demand are difficult to predict, it or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for the Company's products.

Except for certain fundamental matters affecting the basic structure of the Company as to which voting Members have some authority under Georgia law or the Operating Agreement, the authority to manage the business of the Company will be vested in the Managing Member, which is managed and controlled by Danny Rinaldi. The Purchasers of Units in this offering, which do not have voting rights, will have no ability to manage or control the Company, its decisions or its management. The success of this investment is, therefore, significantly dependent on the vision and skill of Mr. Rinaldi in envisioning and executing the business plan of the Company. If Mr. Rinaldi were to die or become disabled, there is no succession plan for subsequent management of the Managing Member or the Company. It would be up to the Members (and not the holders of Notes) to obtain such assistance as necessary to manage the Business to conclusion and to operate it thereafter.

The Company depends upon certain patents and other intellectual property in the manufacture and sale of its products. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide the Company a significant competitive advantage. In addition, the steps that the Company has taken to maintain and protect its intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the Company because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of its intellectual property. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact its competitive position and results of operations. The Company also relies on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect its trade secrets and other proprietary rights and will not be breached, that it will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to its trade secrets or other proprietary rights.
As the Company expands its business, protecting its intellectual property will become increasingly important. The protective steps the Company has taken may be

inadequate to deter its competitors from using its proprietary information. In order to protect or enforce its patent rights, the Company may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against the Company with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which the Company operates is still evolving and, consequently, intellectual property positions in its industry are generally uncertain. The Company cannot assure you that it will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of the Company's products infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert the Company's management and key personnel from its business operations. A claim of intellectual property infringement could force the Company to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require it to redesign its products, which would be costly and time-consuming, and/or could subject the Company to an injunction against development and sale of certain products. The Company may have to pay substantial damages, including damages for past infringement if it is ultimately determined that its products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against the Company could cause the Company's business to be harmed. Its intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. The Company may rely on third party intellectual property licenses and it cannot ensure that these licenses will be available in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Management estimates that it must raise $600,000 in this offering before it will be able to fund the necessary costs to fully carry out the next phase of its business plan, and additional funds will be required following that.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.The Company is dependent on Ed Klein, Steve Gross, Scott Forsberg, and Danny Rinaldi in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about its financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of its financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company currently relies upon third-party transportation providers for a significant portion of its product shipments. Its utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase its shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet its shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those it may receive from the third-party transportation providers that it currently uses or may incur additional costs, which in turn would increase its costs and thereby adversely affect its operating results.

The success of the Company's business largely depends on its ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as its ability to continue to provide a reliable and user-friendly website interface for customers to browse and purchase products, reliable and timely delivery of products, and superior after sales services. Sales may decrease if website services are severely interrupted or otherwise fail to meet customer needs. Should the Company or its third-party delivery companies fail to provide product delivery and return services in a convenient or reliable manner, or if customers are not satisfied with product quality, the Company's reputation and customer loyalty could be negatively affected. As a result, if the Company is unable to continue to maintain its customer experience and provide high quality customer service, it may not be able to retain existing customers or attract new customers, which could have an adverse effect on its business and results of operations.

The Company will incur substantial expense in connection with its advertising and marketing efforts. Although the Company targets its advertising and marketing efforts on current and potential customers who the Company believes are likely to be in the market for the products it sells, it cannot assure you that its advertising and marketing efforts will achieve the desired results. In addition, the Company periodically adjusts its advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of advertising expenditures, which may be made to optimize such a return could adversely affect sales.

The Company's business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of management's time and attention from strategic initiatives. If the Company fails to comply with applicable laws and regulations, it could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt its operations and increase the cost of doing business. Changes in the regulatory environment regarding topics such as privacy and information security or product safety, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause compliance costs to increase and adversely affect the Company's business and results of operations.

There is no market for the Units and transferability is severely restricted. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units offered. Because the Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, they have transfer restrictions and cannot be resold in the United States unless the Units to be resold are registered with appropriate securities regulators or are exempt from such registration. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in any private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that he is purchasing the Units for his own account, for investment purposes and not with a view to resale or distribution thereof. In light of the foregoing, it is likely that an investor in the Units will not be able to liquidate or transfer his investment at any time in the foreseeable future.

The offering price of the Units is arbitrary.
The Offering price for the Units should not be considered an indication of the actual value of the Units and is not based on the Company's net worth or prior earnings. The Company cannot assure you that the Units could be resold by you at the Offering price or at any other price.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Steve Gross, Scott Forsberg and Ed Klein are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$50,000**
Use of Proceeds:	Product Inventory and Supply Chain 36% Operational Scaling and Infrastructure 30% Customer Acquisition and Brand Building 14% Professional Services 12.5% Wefunder Fee 7.5%

If we raise: **$600,000**

Use of Proceeds: Customer Acquisition and Brand Building: 54%
Operational Scaling and Infrastructure: 20%
Product Inventory and Supply Chain: 11%
Professional Services: 7.5%
Wefunder Fee: 7.5%. Raising our maximum allows spending more on inventory and marketing.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

106,666 Series CF Membership Units at a purchase price of $5.82 per Unit. Investors in the first $120,000 and Wefunder VIPs will receive units at $4.95 per Unit.

The campaign maximum is $600,000 and the campaign minimum is $50,000

The securities being offered do not have voting rights, and have a liquidation distribution preference. Please refer to the Appendix B, Operating Agreement for more detailed information.

See exact security attached as Appendix B, Investor Contracts - organizational documents and Operating Agreement.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

VIP Bonus

The company will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Voting Rights

The Securities of the Company being offered in this offering, that will be held by the SPV, have no voting rights. Therefore, neither the Investor nor the SPV will be able to influence the affairs of the Company through any voting rights attendant to the Company's or the SPV's membership.

Proxy to the Lead Investor

The investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) exercise any voting rights related to all securities of the Company or the SPV purchased in an offering hosted by Wefunder Portal, of which, as described above, there are none, and (ii) execute any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

1. Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
LLC membership interest units	NA	1471702	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	245,451 warrants
Options:	

Describe any other rights:

Securities offered in the Reg CF offering will be non voting but will have a liquidation distribution preference.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holder(s) of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). An Investor's interest in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No. The Company has issued convertible promissory notes totaling investors, of which $2,578,826 are currently outstanding, Those investors have the right in certain circumstances to convert the outstanding balance under those notes to equity in the Company, which, if exercised, would dilute all the Members' interests, including the investors in this offering. It is impossible to know at this time what price these converting noteholders, if any, would pay for their ownership interests in the Company.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Holders of a majority-in-interest of voting rights in the Company may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the majority interest owners** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **These interest holders** may, for example, make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the SPV owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

In cases where the rights of holders of convertible debt, or if awards are granted under an equity compensation plan, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will hold a minority position in the Company, and thus be have no ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/21/19
Amount	$20,000.00
Interest rate	8.0% per annum
Discount rate	25.0%
Uncapped Note	Yes
Maturity date	04/30/25

Convertible Note

Issue date	06/30/20
Amount	$35,000.00
Interest rate	8.0% per annum
Discount rate	25.0%
Uncapped Note	Yes
Maturity date	04/30/25

Convertible Note

Issue date	06/30/20
Amount	$25,000.00
Interest rate	8.0% per annum
Discount rate	25.0%
Uncapped Note	Yes
Maturity date	04/30/25

Convertible Note

Issue date	05/09/21
Amount	$20,000.00
Interest rate	8.0% per annum
Discount rate	25.0%
Uncapped Note	Yes
Maturity date	04/30/25

Convertible Note

Issue date	12/30/22
Amount	$196,294.00
Interest rate	8.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/29/25

Maturity dates for these notes range from May to December 2025. Conversion price for these notes is $2.07. These notes were made to an entity controlled by Steve Gross: Gross Capital Partners, LLC.

Convertible Note

Issue date	03/17/23
Amount	$350,000.00
Interest rate	8.0% per annum
Discount rate	50.0%
Uncapped Note	Yes
Maturity date	05/24/27

There are two notes under the same name that mature on March 2026 and May 2027.

Convertible Note

Issue date	04/04/23
Amount	$51,204.00
Interest rate	8.0% per annum
Discount rate	50.0%
Uncapped Note	Yes
Maturity date	04/04/26

Maturity dates for these notes range from March to April 2026

Convertible Note

Issue date	09/30/23
Amount	$193,680.00
Interest rate	8.0% per annum
Discount rate	25.0%
Uncapped Note	Yes
Maturity date	09/29/26

Maturity dates for these notes range from January to September 2025.

Convertible Note

Issue date	09/30/23
Amount	$1,462,016.00
Interest rate	8.0% per annum
Discount rate	25.0%
Uncapped Note	Yes
Maturity date	09/29/26

Maturity dates for these notes range from January to September 2025.

Convertible Note

Issue date	11/01/24
Amount	$202,180.00
Interest rate	8.0% per annum
Discount rate	40.0%
Uncapped Note	Yes
Maturity date	10/25/26

Maturity dates for these notes range from January 2026 to November 2027. There have been 14 notes made out to Steve Gross and his controlled entities under these terms. The notes were signed between 01/31/23 - 01/11/24.

To Steve Gross: $47,180
To Gross Capital: $135,000
To Trusted Family Retirement, LLC: $20,000

Included in the listing of debt are certain convertible notes issued to Steve Gross or certain of his affiliates. There were 17 such notes within the past two fiscal years (between January 1, 2023 and October 1, 2024) with principal amounts totalling $439,076, convertible to equity at discounts of 50% ($51,204), 40% ($194,196) and 25% ($193,680), off the price of shares sold in a qualifying capital raise (over $2,000,000). The maturity date for each such note is three years from its issuance. In addition, an affiliate of Mr. Gross has contracted with the company to provide financial advisory and accounting services for $8,000 per month.

Danny Rinaldi has received distributions in excess of capital totaling approximately $73,000 over fiscal years 2023 and 2024.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$77,250	General operations
12/2022	Section 4(a)(2)	Convertible Note	$196,294	General operations
3/2023	Section 4(a)(2)	Convertible Note	$350,000	General operations
4/2023	Section 4(a)(2)	Convertible Note	$51,204	General operations
9/2023	Section 4(a)(2)	Convertible Note	$193,680	General operations
9/2023	Section 4(a)(2)	Convertible Note	$1,462,016	General operations
11/2024	Section 4(a)(2)	Convertible Note	$202,180	General operations
2/2025	Section 4(a)(2)	SAFE	$8,000	General operations
3/2025	Section 4(a)(2)	SAFE	$5,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Tami Gross
Amount Invested	$20,000.00
Transaction type	Convertible note
Issue date	12/21/19
Interest rate	8.0% per annum
Discount rate	25.0%
Maturity date	04/30/25
Uncapped note	Yes
Relationship	CFO's spouse

Name	Ed Klein
Amount Invested	$35,000.00
Transaction type	Convertible note
Issue date	06/30/20
Interest rate	8.0% per annum
Discount rate	25.0%
Maturity date	04/30/25
Uncapped note	Yes
Relationship	CMO

Name	Scott Forsberg
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	06/30/20
Interest rate	8.0% per annum
Discount rate	25.0%
Maturity date	04/30/25
Uncapped note	Yes
Relationship	CIO

Name	Dan Rinaldi Sr.
Amount Invested	$20,000.00
Transaction type	Convertible note
Issue date	05/09/21
Interest rate	8.0% per annum
Discount rate	25.0%
Maturity date	04/30/25
Uncapped note	Yes
Relationship	Father of CEO

Name	Steve Gross
Amount Invested	$196,294.00
Transaction type	Convertible note
Issue date	12/30/22
Interest rate	8.0% per annum
Discount rate	0.0%
Maturity date	12/29/25
Uncapped note	Yes
Relationship	CFO

Name	Steve Gross
Amount Invested	$51,204.00
Transaction type	Convertible note
Issue date	04/04/23
Interest rate	8.0% per annum
Discount rate	50.0%
Maturity date	04/04/26
Uncapped note	Yes
Relationship	CFO

Name	Steve Gross
Amount Invested	$193,680.00
Transaction type	Convertible note
Issue date	09/30/23
Interest rate	8.0% per annum
Discount rate	25.0%
Maturity date	09/29/26
Uncapped note	Yes
Relationship	CFO

Name	Steve Gross
Amount Invested	$202,180.00
Transaction type	Convertible note
Issue date	11/01/24
Interest rate	8.0% per annum
Discount rate	40.0%
Maturity date	10/25/26
Uncapped note	Yes
Relationship	CFO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Unleashing Intelligent Sleep: Advanced Controlled-Release Technology

NightWise, LLC is an Atlanta-based sleep brand focused on redefining the OTC sleep aid industry. Using patented Intelligent Release Technology®, the company offers natural, non-habit-forming sleep solutions designed to promote quick sleep onset and uninterrupted rest. Introducing Intelligent Release Technology™, featuring a 3- phase system within each capsule that delivers precise doses of ingredients throughout the night. This technology is designed to work with the body's natural sleep rhythms, supporting deep and restorative sleep. NightWise generates revenue through e-commerce and plans to expand into retail distribution in 2024. Their flagship product is available in Regular and Extra Strength formulations, and they are working on an extended product line to address specific sleep challenges.

Milestones

NightWise, LLC was originally established as Harmonix, LLC on January 19, 2011, in the state of Delaware, and converted to a Georgia limited liability company in February 2018.

Since then, we have:

- Inspired by Danny's jet lag issues, NightWise introduces intelligent release sleep technology.
- NightWise develops a compelling brand and visual identity that revolutionizes the sleep market.
- NightWise's e-commerce & social media ads drove $210K+ revenue, proving solid product-market fit.
- NightWise expands to retail with top partners, validating credibility & boosting market penetration.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in January 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $94,497 compared to the year ended December 31, 2022, when the Company had revenues of $29,308. Our gross margin was 80% in fiscal year 2023, and 72.1% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $637,650, including $7,864 in cash. As of December 31, 2022, the Company had $561,358 in total assets, including $13,239 in cash.

- *Net Loss.* The Company has had net losses of $629,641, and net losses of $774,098 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $3,260,409 for the fiscal year ended December 31, 2023 and $2,499,866 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,555,374 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise additional capital in 1 month. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

NightWise, LLC cash in hand is $6,280, as of December 2024. Over the last three months, revenues have averaged $3,837/month, cost of goods sold has averaged $1,342/month, and operational expenses have averaged $26,308/month, for an average burn rate of $23,813 per month. Our intent is to be profitable in 18 months, but there can be no assurance of that result.

Since our last financial statement dated 12/31/2023, the primary operational changes have involved expanding our sales channels and preparing for larger-scale product manufacturing. In June 2024, we contracted with Market Solutions' manufacturing representatives, adding a team of 30 sales representatives to identify, contact, and sell NightWise products to regional pharmacy departments within national grocery chains. Additionally, we are actively working with our product manufacturer to finalize and produce our core sleep products, with deliveries expected to begin later this year and into the first quarter of 2025.

By June 2025, we project revenues to reach $256,000, with corresponding costs estimated at $600,000. To achieve this milestone, we're seeking to raise $600,000 in capital. This funding will allow us to scale operations, secure critical retail partnerships, and fully launch our innovative products into the market. By acquiring these early retail partners, we anticipate significant momentum, driving an additional $2,744,000 in revenue. This positions us to achieve total revenue of $3,000,000 in 2025.

Currently, NightWise is not yet profitable. Based on our revenue and expense projections for the next 6 months, we estimate needing an additional $1,500,000 in funding to support ongoing operational expenses, especially as we expand into additional retail accounts. With this additional capital, we anticipate reaching profitability within the next 12–18 months by continuing to grow our sales channels and optimizing both manufacturing and operational efficiencies.

Alongside funds raised through Wefunder, we plan to address our short-term burn through revenue from new retail accounts that we are actively working to secure. These accounts are expected to provide stable revenue streams, helping to support operational costs and bridge capital needs throughout the campaign. Additionally, we are exploring strategic partnerships and short-term credit options to ensure we can meet manufacturing expenses and sustain our growth trajectory.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Daniel E. Rinaldi, certify that:

(1) the financial statements of NightWise, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of NightWise, LLC included in this Form reflects accurately the information reported on the tax return for NightWise, LLC filed for the most recently completed fiscal year.

Daniel E. Rinaldi

President, NightWise, LLC

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
    - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
    - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
    - C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.nightwise.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird NightWise Subscription Agreement
SPV Subscription Agreement
NightWise Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Daniel E. Rinaldi
Ed Klein
Scott Forsberg
Steve Gross

Appendix E: Supporting Documents

Nightwise_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird NightWise Subscription Agreement
- SPV Subscription Agreement
- NightWise Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Daniel E. Rinaldi
- Ed Klein
- Scott Forsberg
- Steve Gross

Appendix E: Supporting Documents

- Nightwise_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

NightWise, LLC

By

Danny Rinaldi

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Danny Rinaldi

Founder & CEO
4/8/2025

Stephen R. Gross

CFO
4/8/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.